UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ELEVATE, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

430011 205

(CUSIP Number)

Summit Capital USA Inc.

605 West Knox Road, #202

Tempe, Arizona 85284-3804

(480) 588-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

October 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 430011 205	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Summit Capital USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	(7)	SOLE VOTING POWER
1,685,841

	(8)	SHARED VOTING POWER
0

	(9)	SOLE DISPOSITIVE POWER
1,685,841

	(10)	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,685,841 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.79%(1)

14	TYPE OF REPORTING PERSON*
(CO) CORPORATION

(1) This percentage set forth on the cover sheets is calculated based on 29,116,404 shares of the Common Stock outstanding as of October 9, 2013, as provided by Elevate’s transfer agent.

CUSIP No. 430011 205	Page 3 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This statement on Schedule 13D (originally filed with the Securities and Exchange Commission on March 11, 2011) is hereby amended solely to reflect a decrease in the ownership of and percentage of the class of equity securities that are beneficial owned by the reporting person.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Elevate, Inc. (formerly, Highland Business Services, Inc.) (the “Issuer”), a Nevada corporation, having its principal executive offices at 180 Avenida La Pata, Suite 200, San Clemente, California 92673.

Item 2. Identity and Background

(a)	This statement is filed by and on behalf of Summit Capital USA Inc. (“Summit”).

(b)	Summit’s principal business address is 605 West Knox Road, #202, Tempe, Arizona 85284-3804.

(c)	Summit’s principal business is Merchant banking and Strategic Business Advisory Services.

(d)	During the last five years, Summit has not been convicted in a criminal proceeding.

(e)	During the last five years, Summit has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Summit’s has reduced its ownership of shares of Common Stock of the Issuer and now owns 1,685,841 shares of Common Stock of Issuer.

Item 4. Purpose of Transaction

Summit has reduced its ownership of securities of the Issuer. Summit continues to hold the Issuer’s securities for investment purposes and intends to continue to evaluate its respective investments in the securities.

Summit intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to its shares of Common Stock.

Summit does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Summit reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Summit to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 430011 205	Page 4 of 5 Pages

Item 5. Interest in Securities of Issuer

(a)	Summit beneficially owns 1,685,841 shares of Common Stock of the Issuer, representing approximately 5.79% of the outstanding shares of Common Stock. The denominator used to calculate the foregoing percentage is the number of shares of Common Stock outstanding as of October 9, 2013 as confirmed by the company’s transfer agent.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Summit has sole voting power and sole dispositive power over 1,685,841 shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Summit decreased its ownership of shares of Common Stock through private transactions

(d)	Not Applicable.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of Summit, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Not applicable.

CUSIP No. 430011 205	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2013

	By:	/s/ Gregg C. E. Johnson
Gregg C. E. Johnson, Chief Executive Officer
of Summit Capital USA Inc.